EXHIBIT 8.1

SUBSIDIARIES OF REGISTRANT

Place of
Subsidiary	Incorporation

1) Country Style Cooking International Restaurant Chain Group Ltd.	Hong Kong
2) Country Style Cooking (Chongqing) Investment Co., Ltd.	PRC
3) Chongqing Xinghong Growing Rich Management Co., Ltd.	PRC
4) Sichuan Country Style Cooking Restaurants Co., Ltd.	PRC
5) Xi’an Country Style Cooking Restaurants Co., Ltd.	PRC
6) Changsha Country Style Cooking Restaurants Co., Ltd.	PRC
7) Shanghai Country Style Cooking Restaurants Co., Ltd.	PRC
8) Guizhou Country Style Cooking Restaurants Co., Ltd.	PRC
9) Beijing Country Style Cooking Restaurants Co., Ltd.	PRC
10) Country (Chongqing) Commerce and Trading Co., Ltd.	PRC
11) Yunnan Country Style Cooking Restaurants Co., Ltd.	PRC
12) Wuhan Country Style Cooking Restaurant Co., Ltd.	PRC
13) Chongqing Langba Kitchenware Co., Ltd.	PRC